FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 26309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, June 24, 2013

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Santiago, Chile

REF: COMPLEMENTS SIGNIFICANT EVENT

REGARDING ARBITRATION ENDING

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Norm 30 of the Superintendence, and as required by Official Letter No. 13995 of this Superintendence dated June 21, 2013, I hereby complement the significant event released on June 19, 2013, which reported the ending of the arbitration process between Empresa Nacional de Electricidad S.A. (Endesa Chile) and Southern Cross Latin American Private Equity Fund III, LP (Southern Cross).

Under the agreement that has terminated the arbitration, which is firm and effective since last June 18, it was set a special procedure for the sale of the total shareholding of Southern Cross in the Gasatacama companies, procedure which begins with the presentation of an offer to be made by Southern Cross to Endesa Chile no later than July 3, 2013.  Endesa Chile will have a 30 calendar days’ period to accept or reject the offer.  If Endesa Chile accepts the offer, the purchase contract must be executed by both parties within a 30 calendar days’ period starting from the date of the favorable reply from Endesa Chile.  If Endesa Chile rejects or doesn’t give an answer regarding the offer within the set time limit, Southern Cross may offer and freely sell its participation in Gasatacama to third parties in price, terms and conditions that must not be more favorable than the offer made to Endesa Chile, for which will have a six months’ period.

Endesa Chile and Southern Cross agreed that this special disposal regime of shareholding of Southern Cross in Gasatacama should be applied as many times as needed for six months’ periods until Southern Cross transfers its shareholding in Gasatacama.  The execution and compliance of the settlement reached will be under direct surveillance of Judge Víctor Vial, who must resolve briefly and summarily, without trial and with no appeal, any discrepancy or conflict that can be generated between the parties in this respect.

Under the agreement that has ended the arbitration, both Endesa Chile and Southern Cross have renounced the indemnity claims made therein.

Yours sincerely,

  Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: June 24, 2013